# Term Sheet

**Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-AR1 Trust**

# $ 714,522,100

**WaMu Asset Acceptance Corp.**
Depositor

**Washington Mutual Mortgage Securities Corp.**
Seller

**Washington Mutual Bank**
Servicer

**Countrywide Home Loans**
Servicer

**LaSalle Bank National Association**
Trustee

## January 25, 2006

| | |
|---|---|
| **Closing Date** | **January 27, 2006** |
| **Investor Settlement Date** | **January 27, 2006** |
| **First Distribution Date** | **February 25, 2006** |
| **Cut-Off Date** | **January 1, 2006** |

 **WaMu Capital Corp.**
A Washington Mutual, Inc. Company



WaMu Capital Corp.
A Washington Mutual, Inc. Company

# Washington Mutual Mortgage Pass-Through Certificates,
# WMALT Series 2006-AR1 Trust

## $ 704,698,000

### Description of Certificates

| | Principal Amount (Approx.) [1] | WAL (Yrs) To Call/Mat [2] | Pmt Window (Mths) To Call/Mat [2] | Interest Rate Type | Tranche Type | Expected Ratings S&P/Moody's |
|---|---|---|---|---|---|---|
| A-1A | $ 398,060,000 | 4.01 /4.35 | 1-125 /1-360 | Variable [3] | Senior | AAA/Aaa |
| A-1B | $ 165,858,000 | 4.01 /4.35 | 1-125 /1-360 | Variable [3] | Senior Mezz | AAA/Aaa |
| A-1C | $ 99,515,000 | 4.01 /4.35 | 1-125 /1-360 | Variable [3] | Junior Mezz | AAA/Aaa |
| R | $ 100 | Not Offered Hereby | | | Senior/Residual | AAA/Aaa |
| X1 [4] | $ 259,050,706 | N/A | N/A | Variable [4] | Senior IO | AAA/Aaa |
| X2 [5] | $ 735,107,026 | N/A | N/A | Variable [5] | Senior IO/PO | AAA/Aaa |
| B-1 | $ 25,362,000 | 7.07/7.83 | 1-125/1-360 | Variable [6] | Subordinate | AA/Aa2 |
| B-2 | $ 16,539,000 | 7.07/7.83 | 1-125/1-360 | Variable [6] | Subordinate | A/A2 |
| B-3 | $ 9,188,000 | 7.07/7.83 | 1-125/1-360 | Variable [6] | Subordinate | BBB/Baa2 |
| B-4 | $ 8,453,000 | Privately Offered Certificates | | Variable [6] | Subordinate | BB/Ba2 |
| B-5 | $ 6,983,000 | | | Variable [6] | Subordinate | B/NR |
| B-6 | $ 5,148,926 | | | Variable [6] | Subordinate | NR / NR |

**Total:**     **$ 714,522,100**

(1) Distributions on the Class A-1A, Class A-1B, Class A-1C, Class X1, Class X2, Class R and Subordinate Certificates will be derived primarily from a pool of adjustable-rate mortgage loans (the "**Mortgage Loans**"). Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2) WAL and Payment Windows for the Class A-1A, Class A-1B, Class A-1C, Class B-1, Class B-2 and Class B-3 Certificates are shown to the Optional Call Date (as defined herein) and to Maturity.

(3) On each Distribution Date (as defined herein), the certificate interest rate for the Class A-1A, Class A-1B and Class A-1C Certificates will be equal to the least of (i) One-Month LIBOR plus the related margin (the margin doubles after the first possible Clean-Up Call Option Date), (ii) the related Net WAC Cap (as defined herein) and (iii) 10.50%.

(4) The Class X1 Certificates are interest only certificates and relate to the Mortgage Loans serviced by Countrywide Home Loans ("**Countrywide Mortgage Loans**"). The Class X1 Certificates will have a notional balance equal to the aggregate principal balance of the Countrywide Mortgage Loans. The Class X1 Certificates will accrue interest on their related notional balance on each Distribution Date at a certificate interest rate equal to 0.75%.

(5) The Class X2 Certificates will consist of an interest only component (the "Class X2 IO Component") and a principal only component (the "Class X2 PO Component"). The Class X2 IO Component will have a notional balance equal to the aggregate principal balance of the Mortgage Loans. The Class X2 IO Component will accrue interest on its related notional balance on each Distribution Date at a certificate interest rate equal to the excess, if any, of (x) the weighted average Net Mortgage Rate of



## WaMu Capital Corp.
A Washington Mutual, Inc. Company

the Mortgage Loans for such Distribution Date, over (y) a rate equal to: (i) the product of (a) the interest accrued on the certificates (other than the Class X1 and Class X2 Certificates) for such Distribution Date and (b) 12, divided by (ii) the aggregate principal balance of the Mortgage Loans as of the first day of the month prior to such Distribution Date. The Class X2 PO Component will have an initial principal balance equal to zero which principal balance will be increased to the extent of any Net Deferred Interest from the Mortgage Loans allocated to the Class X2 PO Component, as described herein.

(6) For each Distribution Date, the certificate interest rate for the Class B-1, Class B-2 and Class B-3 Certificates will be equal to the lesser of (i) One-Month LIBOR plus the related margin (in each case, which margin will be multiplied by 1.5 after the first possible Clean-Up Call Option Date) and (ii) the related Net WAC Cap and (iii) 10.50%.



**WaMu Capital Corp.**

A Washington Mutual, Inc. Company

## Transaction Summary

| | |
|---|---|
| Depositor: | WaMu Asset Acceptance Corp. ("**WAAC**"). |
| Trust: | Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-AR1 Trust |
| Servicers: | Washington Mutual Bank ("**WMB**") and Countrywide Home Loans ("**Countrywide**"). |
| Lead Manager: | WaMu Capital Corp. |
| Trustee: | LaSalle Bank National Association. |
| Rating Agencies: | It is anticipated that the Senior Certificates will be rated by Moody's and Standard & Poor's and assigned the credit ratings described herein. |
| Cut-off Date: | January 1, 2006. |
| Expected Pricing Date: | On or about January 18, 2006 |
| Closing Date: | On or about January 27, 2006. |
| Distribution Date: | The $25^{th}$ of each month (or if such day is not a business day, the next succeeding business day), commencing in February 2006. |
| Servicing Fee: | 0.375% per annum of the principal balance of each Countrywide Mortgage Loan and 1.125% per annum of the principal balance of each Mortgage Loan serviced by Washington Mutual Bank (the "**WMB Mortgage Loans**"). |
| Certificates: | The "**Senior Certificates**" will consist of the Class A-1A, Class A-1B and Class A-1C Certificates (the "**Class A Certificates**") and the Class X1 and Class X2 (the "**Class X Certificates**") and Class R Certificates. The "**Subordinate Certificates**" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "**Certificates**." The "**LIBOR Certificates**" will consist of the Class A Certificates and the Subordinate Certificates. The Class A, X, and B-1, B-2 and B-3 Certificates are being offered hereby and are referred to herein as the "**Offered Certificates**." |
| Registration: | Each class of Offered Certificates will initially be represented by a single certificate registered in the name of Cede & Co., a nominee of The Depository Trust Company, New York, New York. |
| Federal Tax Treatment: | For federal income tax purposes, one or more REMIC elections will be made with respect to the Trust. The Offered Certificates will represent ownership of regular interests for federal tax income purposes. The Class R Certificates will represent ownership of residual interests for federal income tax purposes. |
| SMMEA Treatment: | As of the date of their issuance, all of the Offered Certificates rated in one of the two highest rating categories by the rating agencies will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**"). |



**WaMu Capital Corp.**
A Washington Mutual, Inc. Company

| | |
|---|---|
| ERISA Eligibility: | The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificate is not expected to be ERISA eligible. |
| Optional Termination: | The terms of the transaction allow for an optional termination of the Trust which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "**Clean-Up Call Option Date**"). |
| Accrued Interest: | The price to be paid by investors for the Class A and Subordinate Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class X1 Certificates will include 26 days of accrued interest. |
| Interest Accrual Period: | The interest accrual period for the Class A Certificates and Subordinate Certificates for a given Distribution Date will be the period beginning on the 25th day of the month immediately preceding the month during which such Distribution Date occurs (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month during which such Distribution Date occurs (on an actual/360 basis). The interest accrual period for the Class X Certificates will be on the calendar month prior to such Distribution Date (on a 30/360 basis). |
| Pricing Prepayment Speed: | The Offered Certificates will be priced to a prepayment speed of 20% CPR. |
| Compensating Interest: | Compensating interest paid by WMB with respect to the Mortgage Loans serviced by WMB will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on such Mortgage Loans made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of such Mortgage Loans, any reinvestment income realized by WMB relating to payoffs on such Mortgage Loans made during the prepayment period, and interest payments on the payoffs received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of such Mortgage Loans. |
| | *See "Mortgage Loans Serviced By Countrywide" in this Term Sheet for information regarding Countrywide's obligations as servicer with respect to the Mortgage Loans serviced by Countrywide.* |
| Mortgage Loans: | The Mortgage Loans consist of conventional, adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 years. All the Mortgage Loans accrue interest at a mortgage rate which adjusts monthly (after an initial fixed rate period of 1, 2 or 3 months) based upon an Index rate of the 12-month moving average of the monthly yield on United States treasury securities adjusted to a constant maturity of one year (the "**MTA**") or 1 month LIBOR Index. After the initial fixed interest rate period, the interest rate for each Mortgage Loan will adjust monthly to equal the sum of the related Index and the gross margin. As of the Cut-off Date, approximately 5.57% of the Mortgage Loans were still in their fixed rate period. None of the Mortgage Loans are subject to a periodic rate adjustment cap. All of the Mortgage Loans are subject to a maximum mortgage rate. |



## WaMu Capital Corp.
### A Washington Mutual, Inc. Company

For all of the Mortgage Loans, the Minimum Monthly Payment is set at origination and is adjusted on the first anniversary of the first due date and annually thereafter, subject to the limitations set forth below, to an amount which will fully amortize the Mortgage Loan at the then current mortgage interest rate in equal monthly installments over its remaining term to maturity (the "**Minimum Monthly Payment**"). This adjustment is subject to the conditions that (i) the amount of the Minimum Monthly Payment will not increase by an amount that is more than 7.50% of the current Minimum Monthly Payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years thereafter, and on the final payment adjustment date, the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage (either 110% or 115%) of the original principal balance due to deferred interest (the "**Negative Amortization Limit**"), the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance over the remaining term to maturity.

| Originator Concentrations | Approx % |
|---|---|
| ALLIANCE BANCORP | 18.23 |
| COUNTRYWIDE HOME LOANS | 35.24 |
| MORTGAGEIT, INC | 23.34 |
| SUNTRUST MORTGAGE INC | 7.22 |
| OTHER | 15.97 |

See "Originator Disclosure" section.

Negative amortization on a Mortgage Loan will occur when the monthly payment made by the borrower is less than interest accrued at the current mortgage rate on the unpaid principal balance of the Mortgage Loan (such deficiency, "**Deferred Interest**"). The amount of the Deferred Interest is added to the unpaid principal balance of the Mortgage Loan.

**On the Closing Date, the aggregate principal balance of the mortgage loans as of the Cut-off Date is $ 735,107,026, subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.**

Credit Enhancement:     Senior/Subordinate, shifting interest structure.

Credit enhancement for the Class A Certificates will consist of the subordination of the Subordinate Certificates, initially 9.75% total subordination (subject to the variance stated in the collateral profile).

Shifting Interest:     Until the first Distribution Date occurring after January 2016, the Subordinate Certificates will be locked out from receipt of prepayments in full on a



**WaMu Capital Corp.**
A Washington Mutual, Inc. Company

7

Mortgage Loan (each, a "**Payoff**") and partial prepayments on a Mortgage Loan, including any amounts in excess of the Minimum Monthly Payment (each, a "**Curtailment**") (net of Deferred Interest) (unless the Class A and the Class X2 PO Component are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus), the Subordinate Certificates will receive increasing portions of unscheduled principal payments (net of Deferred Interest), as set forth in the table below.

The prepayment percentages on the Subordinate Certificates are as follows:

| Periods: | Unscheduled Principal Payments (%) |
| --- | --- |
| February 2006 – January 2016 | 0% Pro Rata Share |
| February 2016 – January 2017 | 30% Pro Rata Share |
| February 2017 – January 2018 | 40% Pro Rata Share |
| February 2018 – January 2019 | 60% Pro Rata Share |
| February 2019 – January 2020 | 80% Pro Rata Share |
| February 2020 and after | 100% Pro Rata Share |

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates has at least doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in February 2009, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate class principal balance of the Subordinate Certificates as of the Closing Date, do not exceed 20%, the Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments (net of Deferred Interest) or (ii) on or after the Distribution Date in February 2009, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate class principal balance of the Subordinate Certificates as of the Closing Date, not to exceed 30%, the Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments (net of Deferred Interest).

In the event the current aggregate principal balance of the Class A Certificates and the Class X2 PO Component, divided by the aggregate principal balance of the Class A Certificates, the Class X2 PO Component, and the Subordinate Certificates (the "**Senior Percentage**") exceeds the applicable initial Senior Percentage as of the Closing Date, the Class A Certificates and the Class X2 PO Component will receive all Payoffs and Curtailments (net of Deferred Interest) for the Mortgage Loans.

Net Mortgage Rate: The "**Net Mortgage Rate**" with respect to (i) each of the Countrywide Mortgage Loans is equal to the mortgage rate less the sum of (a) the servicing fee rate of 0.375% and (b) 0.75% and (ii) each of the WMB Mortgage Loans is equal to the mortgage rate less the servicing fee rate of 1.125%.

Net WAC Cap: The "**Net WAC Cap**" for the Class A and Subordinate Certificates is equal to the weighted average of the Net Mortgage Rates of the related Mortgage Loans, adjusted on an actual/360 basis.

Carryover Shortfall
Amount: If on any Distribution Date, one month LIBOR plus the related margin for the Class A or Subordinate Certificates is greater than the applicable Net WAC Cap,



**WaMu Capital Corp.**

A Washington Mutual, Inc. Company

then such Class will be entitled to the payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the lesser of one month LIBOR plus the related margin for such Class and 10.50% (without giving effect to the related Net WAC Cap) over (b) the amount of interest accrued on such Class based on the related certificate rate and (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the certificate interest rate for such Class without giving effect to the related Net WAC Cap) (together, the **"Carryover Shortfall Amount"**).  The Carryover Shortfall Amount for the Class A Certificates will be paid, pro rata, first, from payments made pursuant to the Yield Maintenance Agreement, and, second, to the extent of interest otherwise distributable to the Class X Certificates (after the reduction due to Net Deferred Interest allocable to the Class X Certificates).  The Carryover Shortfall Amount for the Subordinate Certificates will be paid sequentially to the Class B-1 through Class B-6 Certificates, in order of seniority, from interest otherwise distributable to the Class X Certificates (after the reduction due to Net Deferred Interest allocable to the Class X Certificates and after such Carryover Shortfall payments to the Class A Certificates).

| | |
|---|---|
| Adjusted Cap Rate: | The "**Adjusted Cap Rate**" for any Distribution Date and any class of Class A and Subordinate Certificates equals (x) the Net WAC Cap less (y) a per annum rate equal to: (i) the product of (a) the Net Deferred Interest and (b) 12, divided by (ii) the aggregate principal balance of the Mortgage Loans as of the first day of the month prior to such Distribution Date. |
| Deferred Interest: | The Mortgage Loans may experience negative amortization when the interest accrued on a Mortgage Loan exceeds the monthly payment due on such Mortgage Loan.  Such excess is deferred and added to the unpaid principal balance of such Mortgage Loan ("**Deferred Interest**"). |
| Net Deferred Interest: | For the Mortgage Loans the "**Net Deferred Interest**" is the greater of (a) the excess of Deferred Interest over Payoffs and Curtailments, in each case for the related Mortgage Loans, and (b) zero. The amount of current interest on the Certificates will be reduced by the related Net Deferred Interest, if any, to the extent of the amount of current accrued interest distributable on such Certificate(s) and such reduction in current interest distributable to such Certificate(s) will be added to the principal balance of the related Certificate(s) as described below.<br><br>For any Distribution Date, Net Deferred Interest will first be allocated against interest otherwise distributable to the Class X Certificates and then will be allocated among the Certificates in proportion to the excess, if any, for each such class of (i) the current interest accrued at the applicable certificate interest rate for such class, over (ii) the amount of current interest that would have accrued had the certificate interest rate for such class equaled the related Adjusted Cap Rate for such class and Distribution Date. |
| Yield Maintenance Agreement: | On the Closing Date, the Trustee will enter into a YMA, with the counterparty (the "**Counterparty**") for the benefit of each of the Class A Certificates.  The notional balance of the YMA and the strike rates are in the tables below.  The payment pursuant to the YMA will be based on the lesser of the YMA scheduled notional balance and the actual aggregate principal balance of the Class A Certificates.  The Counterparty will be obligated to make monthly payments to |



the Trustee when one-month LIBOR exceeds the specified strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 10.25%. The Yield Maintenance Agreement will terminate after the Distribution Date in 07/25/2016. Any payments received from the YMA will be used to pay Carryover Shortfall Amounts on the Class A Certificates, pro rata.



**WaMu Capital Corp.**

A Washington Mutual, Inc. Company

## Yield Maintenance Agreement Schedule and Strike Rates

| Period | Notional Bal ($) | Cap Strike (%) | Period | Notional Bal ($) | Cap Strike (%) | Period | Notional Bal ($) | Cap Strike (%) | Period | Notional Bal ($) | Cap Strike (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | N/A | N/A | 36 | 355,561,297 | 8.23364 | 71 | 174,358,405 | 8.52097 | 106 | 87,858,115 | 8.23409 |
| 2 | 642,413,585 | 9.09724 | 37 | 347,502,841 | 8.23364 | 72 | 171,002,439 | 8.23385 | 107 | 86,139,200 | 8.52124 |
| 3 | 632,776,704 | 8.23516 | 38 | 339,596,619 | 9.15654 | 73 | 167,709,770 | 8.23386 | 108 | 84,452,978 | 8.23411 |
| 4 | 623,313,167 | 8.52238 | 39 | 331,839,807 | 8.23365 | 74 | 164,479,219 | 8.82792 | 109 | 82,798,837 | 8.23412 |
| 5 | 613,988,271 | 8.23524 | 40 | 324,229,637 | 8.52078 | 75 | 161,309,625 | 8.23387 | 110 | 81,176,175 | 9.15707 |
| 6 | 604,799,828 | 8.52246 | 41 | 316,763,391 | 8.23366 | 76 | 158,199,850 | 8.52101 | 111 | 79,584,403 | 8.23413 |
| 7 | 595,745,293 | 8.23533 | 42 | 309,438,400 | 8.52079 | 77 | 155,148,779 | 8.23388 | 112 | 78,022,941 | 8.52128 |
| 8 | 586,821,332 | 8.23537 | 43 | 302,252,048 | 8.23368 | 78 | 152,155,315 | 8.52102 | 113 | 76,491,220 | 8.23415 |
| 9 | 578,023,198 | 8.52259 | 44 | 295,201,763 | 8.23368 | 79 | 149,218,382 | 8.23390 | 114 | 74,988,682 | 8.52130 |
| 10 | 569,347,518 | 8.23545 | 45 | 288,285,025 | 8.52081 | 80 | 146,336,926 | 8.23390 | 115 | 73,514,781 | 8.23417 |
| 11 | 560,770,985 | 8.52268 | 46 | 282,786,110 | 8.23369 | 81 | 143,509,909 | 8.52104 | 116 | 72,068,979 | 8.23417 |
| 12 | 552,225,333 | 8.23554 | 47 | 277,390,423 | 8.52082 | 82 | 140,736,315 | 8.23392 | 117 | 70,650,748 | 8.52132 |
| 13 | 543,791,836 | 8.23559 | 48 | 272,096,045 | 8.23370 | 83 | 138,015,146 | 8.52105 | 118 | 69,259,570 | 8.23419 |
| 14 | 535,482,221 | 9.15873 | 49 | 266,901,087 | 8.23371 | 84 | 135,345,422 | 8.23393 | 119 | 67,894,939 | 8.52134 |
| 15 | 527,294,948 | 8.23567 | 50 | 261,803,701 | 9.15661 | 85 | 132,726,184 | 8.23394 | 120 | 66,556,355 | 8.23421 |
| 16 | 519,224,800 | 8.52289 | 51 | 256,802,068 | 8.23372 | 86 | 130,156,486 | 9.15687 | 121 | 65,243,330 | 8.23422 |
| 17 | 511,273,236 | 8.23574 | 52 | 251,894,407 | 8.52085 | 87 | 127,635,403 | 8.23395 | 122 | 63,955,383 | 8.82831 |
| 18 | 503,436,309 | 8.52296 | 53 | 247,078,966 | 8.23373 | 88 | 125,162,027 | 8.52109 | 123 | 62,692,043 | 8.23423 |
| 19 | 495,542,266 | 8.23552 | 54 | 242,354,029 | 8.52086 | 89 | 122,735,466 | 8.23397 | 124 | 61,452,849 | 8.52138 |
| 20 | 487,673,484 | 8.23529 | 55 | 237,717,910 | 8.23374 | 90 | 120,354,844 | 8.52111 | 125 | 60,237,345 | 8.23425 |
| 21 | 479,401,038 | 8.52228 | 56 | 233,168,955 | 8.23375 | 91 | 118,019,302 | 8.23398 | 126 | 59,045,087 | 8.52140 |
| 22 | 471,199,285 | 8.23494 | 57 | 228,705,539 | 8.52088 | 92 | 115,727,998 | 8.23399 | 127 | 57,875,638 | 8.23427 |
| 23 | 463,112,014 | 8.52193 | 58 | 224,326,070 | 8.23376 | 93 | 113,480,104 | 8.52113 | 128 | 0 | 0.00000 |
| 24 | 455,084,253 | 8.23461 | 59 | 220,028,982 | 8.52089 | 94 | 111,274,808 | 8.23400 | | | |
| 25 | 447,085,246 | 8.23445 | 60 | 215,812,742 | 8.23377 | 95 | 109,111,314 | 8.52114 | | | |
| 26 | 439,216,691 | 8.82839 | 61 | 211,675,841 | 8.23378 | 96 | 106,988,838 | 8.23402 | | | |
| 27 | 431,429,615 | 8.23416 | 62 | 207,616,802 | 9.15669 | 97 | 104,906,613 | 8.23402 | | | |
| 28 | 423,169,303 | 8.52114 | 63 | 203,634,173 | 8.23379 | 98 | 102,863,887 | 9.15696 | | | |
| 29 | 415,036,625 | 8.23386 | 64 | 199,726,530 | 8.52093 | 99 | 100,859,920 | 8.23404 | | | |
| 30 | 406,852,093 | 8.52082 | 65 | 195,892,475 | 8.23381 | 100 | 98,893,986 | 8.52118 | | | |
| 31 | 397,960,408 | 8.23367 | 66 | 192,130,635 | 8.52094 | 101 | 96,965,373 | 8.23405 | | | |
| 32 | 389,224,094 | 8.23365 | 67 | 188,439,664 | 8.23382 | 102 | 95,073,382 | 8.52120 | | | |
| 33 | 380,651,100 | 8.52075 | 68 | 184,818,241 | 8.23382 | 103 | 93,217,328 | 8.23407 | | | |
| 34 | 372,137,864 | 8.23363 | 69 | 181,265,068 | 8.52096 | 104 | 91,396,537 | 8.23408 | | | |
| 35 | 363,774,861 | 8.52075 | 70 | 177,778,873 | 8.23384 | 105 | 89,610,349 | 8.52122 | | | |



**WaMu Capital Corp.**

A Washington Mutual, Inc. Company

## Structure Rules

Allocation of
Realized Losses:

Any realized losses on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and second, any realized losses remaining on the Mortgage Loans to the Class A Certificates and the Class X2 PO Component, on a pro-rata basis, until the related class principal balance or component principal balance has been reduced to zero, *provided however,* that the Class A Certificates allocation of realized losses will be allocated in the manner below:

Sequentially to;

     a.  Class A-1C Certificates until its certificate principal balance is reduced to zero,

     b.  Class A-1B Certificates until its certificate principal balance is reduced to zero, and

     c.  Class A-1A Certificates until its certificate principal balance is reduced to zero.

Certificates Priority of
Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate, provided, however, that any interest otherwise distributable with respect to the Class X2 Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amount below (after giving effect to any Net Deferred Interest amount allocated to the Class X2 IO Component);

2) Class R Certificates, as principal, until the certificate principal balance of such class has been reduced to zero;

3) Class A Certificates, principal, pro rata based on the aggregate certificate principal balance of sub-clauses (i), (ii) and (iii) below, concurrently:

     (i) to the Class A-1A Certificates, principal until its certificate principal balance is reduced to zero;

     (ii) to the Class A-1B Certificates, principal until its certificate principal balance is reduced to zero; and

     (iii) to the Class A-1C Certificates, principal until its certificate principal balance is reduced to zero.

4) Class X2 PO Component, principal until its component principal balance is reduced to zero.

5) Class A Certificates, to pay the Carryover Shortfall Amount (after giving effect to payments received under the YMA), if any, to the extent of interest distributable to the Class X2 Certificates;

6) Class B-1 Certificates, accrued and unpaid interest at the Class B-1 certificate interest rate. Any interest otherwise distributable with respect to the Class X2 Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amount (after giving effect to any Net Deferred Interest amount allocated to the Class X2 IO Component);

7) Class B-1 Certificates, principal allocable to such Class;

8) Class B-2 Certificates, accrued and unpaid interest at the Class B-2 certificate interest rate. Any interest otherwise distributable with respect to the Class X2 Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amount (after giving effect to any Net Deferred Interest amount allocated to the Class X2 IO Component);



**WaMu Capital Corp.**
A Washington Mutual, Inc. Company

9) Class B-2 Certificates, principal allocable to such Class;

10) Class B-3 Certificates, accrued and unpaid interest at the Class B-3 certificate interest rate. Any interest otherwise distributable with respect to the Class X2 Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amount (after giving effect to any Net Deferred Interest amount allocated to the Class X2 IO Component);

11) Class B-3 Certificates, principal allocable to such Class;

12) Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related certificate interest rate to a class and then to principal allocable to such class. Any interest otherwise distributable with respect to the Class X2 Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amount (after giving effect to any Net Deferred Interest amount allocated to the Class X2 IO Component);

13) Class B-4, Class B-5 and Class B-6 Certificates, principal allocable to such Classes; and

14) Class R Certificate, any remaining amount.



# ORIGINATOR DISCLOSURES

**Countrywide Home Loans**

Countrywide Home Loans is a New York corporation and a direct wholly owned subsidiary of Countrywide Financial Corporation, a Delaware corporation ("Countrywide Financial"). The principal executive offices of Countrywide Home Loans are located at 4500 Park Granada, Calabasas, California 91302. Countrywide Home Loans is engaged primarily in the mortgage banking business, and as part of that business, originates, purchases, sells and services mortgage loans. Countrywide Home Loans originates mortgage loans through a retail branch system and through mortgage loan brokers and correspondents nationwide. Mortgage loans originated by Countrywide Home Loans are principally first-lien, fixed or adjustable rate mortgage loans secured by single-family residences.

**MortgageIT, Inc.**

MortgageIT, Inc. is a New York corporation and a wholly owned subsidiary of MortgageIT Holdings, Inc., with an executive and administrative office located in New York, New York. MortgageIT, Inc. is a full-service residential mortgage banking company that is licensed to originate loans throughout the United States. MortgageIT, Inc. originates single-family mortgage loans of all types, including prime adjustable-rate mortgage loans and fixed-rate, first lien residential mortgage loans.

**Alliance Bancorp**

Alliance Bancorp. is a California corporation , located in Brisbane, California. Alliance Bancorp engages in the business of (i) purchasing mortgage loans on a servicing released basis, (ii) selling mortgage loans in whole loan transactions.

**SunTrust Mortgage, Inc.**

SunTrust Mortgage, Inc. ("SunTrust") is a Virginia corporation and a wholly owned subsidiary of SunTrust Bank, one of the nation's largest commercial banking organizations. As of September 30, 2005, SunTrust Bank had total assets of $172.4 billion and total deposits of $113.7 billion, operating in Virginia, the District of Columbia, Maryland, Georgia, Alabama, Tennessee and Florida. SunTrust Bank is headquartered in Atlanta, Georgia, and SunTrust is headquartered in Richmond, Virginia. SunTrust's executive offices are located at 901 Semmes Avenue, Richmond, Virginia 23224.

In December 1998, Crestar Financial Corporation ("CFC") merged with SunTrust Banks, Inc. ("STI") resulting in a banking entity with a history dating back to 1811. SunTrust is comprised of the former residential mortgage lending company of STI and the former Crestar Mortgage Corporation, which was originally incorporated March 30, 1927 as a wholly owned subsidiary of CFC. SunTrust is engaged principally in the business of originating, purchasing, servicing, financing and selling residential mortgage loans and is an approved Fannie Mae and Freddie Mac seller/servicer. In addition to providing mortgage services through SunTrust branches, the telephone and the Internet, SunTrust originates loans through more than 170 locations in SunTrust markets and adjacent states, maintains correspondent and broker relationships in 48 states and services loans in 50 states and the District of Columbia.


**WaMu Capital Corp.**
A Washington Mutual, Inc. Company

# MORTGAGE LOANS SERVICED BY COUNTRYWIDE

**General**

Approximately 36.54% (by principal balance) of the mortgage loans underlying the certificates (the **"Countrywide Loans"**) have been originated by Countrywide Home Loans (**"Countrywide"**). The Countrywide Loans will be serviced by Countrywide pursuant to a mortgage loan purchase and servicing agreement (the **"Countrywide Agreement"**) entered into between Countrywide and Washington Mutual Mortgage Securities Corp., which agreement will be assigned to the Trust pursuant to the pooling and servicing agreement (the **"Pooling Agreement"**). The functions to be performed by Countrywide with respect to the Countrywide Loans will include payment collection and payment application, default management and escrow administration. Washington Mutual Bank will calculate monthly distributions to certificateholders and prepare monthly distribution reports with respect to all of the mortgage loans, including the Countrywide Loans.

Countrywide is a New York corporation and a direct wholly owned subsidiary of Countrywide Financial Corporation, a Delaware corporation. The principal executive offices of Countrywide are located at 4500 Park Granada, Calabasas, California 91302. Countrywide is engaged primarily in the mortgage banking business, and as part of that business, originates, purchases, sells and services mortgage loans. Countrywide originates mortgage loans through a retail branch system and through mortgage loan brokers and correspondents nationwide. Mortgage loans originated by Countrywide are principally first-lien, fixed or adjustable rate mortgage loans secured by single-family residences.

**Countrywide's Servicing Obligations**

*Servicing Standard.* Pursuant to the Countrywide Agreement, Countrywide will be required to service the Countrywide Loans in accordance with the procedures, including prudent collection and loan administration procedures, and the standard of care, employed by prudent mortgage servicers that service similar mortgage loans in the jurisdictions in which the related mortgaged properties are located. Such standard of care will not be lower than the standard of care Countrywide customarily employs and exercises in servicing and administering similar mortgage loans for its own account.

*Waivers and Modifications.* Countrywide will be permitted to waive, modify or vary any term of any Countrywide Loan or consent to the postponement of strict compliance with any such term or in any manner grant indulgence to any mortgagor, if in Countrywide's reasonable and prudent determination such waiver, modification, postponement or indulgence is not materially adverse to the Trust, subject to exceptions described in the Countrywide Agreement.

*Custodial Account, Escrow Account and Investment Account.* Within two business days of receipt, Countrywide will be required to deposit in a custodial account maintained by Countrywide the following amounts with respect to the Countrywide Loans: (i) all mortgagor payments, including scheduled monthly payments (net of Countrywide's servicing fee) and principal prepayments, (ii) all liquidation proceeds and insurance proceeds (other than insurance proceeds required for the restoration or repair of the related mortgaged property) and (iii) other amounts described in the Countrywide Agreement. In addition, Countrywide will be required to deposit in the custodial account each month (i) any required advances of principal and interest (as described below), (ii) any compensating interest (as described below) and (iii) proceeds of any Countrywide Loan repurchased by Countrywide in accordance with the Countrywide Agreement. Within two business days of receipt, Countrywide will be required to transfer into an escrow account maintained by Countrywide all escrow payments (which are payments made by some mortgagors and held by the servicer in escrow for future payment of taxes and insurance).

On the 18th day of each month (or the next business day, if such 18th day is not a business day), Countrywide will be required to transfer from the custodial account into an investment account maintained by Washington Mutual Bank the funds held in the custodial account that are required to be distributed to certificateholders on the Distribution Date in that month.



WaMu Capital Corp.

A Washington Mutual, Inc. Company

*Permitted Withdrawals.* Countrywide will be permitted to make withdrawals, from time to time, from the custodial account for the following purposes:

- to reimburse itself for advances, as described under "—*Advances*" below;

- to pay to itself the servicing fee (to the extent not already retained);

- to pay to itself investment earnings earned on funds held in the custodial account;

- to remit to the applicable insurer any primary mortgage insurance premiums that are payable by the mortgagee; and

- other permitted purposes described in the Countrywide Agreement.

*Advances.* Countrywide will be required under the Countrywide Agreement to advance its own funds (i) to cover any shortfall between payments of principal and interest scheduled to be received in respect of the Countrywide Loans each month and the amounts actually received, (ii) to pay any taxes or insurance with respect to mortgaged properties to the extent not paid by the mortgagor, (iii) to cover costs and expenses in connection with foreclosure and bankruptcy proceedings, (iv) to cover the cost of preserving, restoring and protecting the mortgaged properties and (v) to cover the cost of managing and liquidating properties acquired through foreclosure; *provided, however,* that Countrywide will not make the advances described in clause (i) above unless it determines that such advance will be recoverable from amounts received for the applicable mortgage loan; *provided, further,* that in the case of clause (iv) above, Countrywide will not make advances for the restoration of properties unless it determines that (x) the restoration will increase the liquidation proceeds after reimbursement to itself for those advances and (y) such advances will be recoverable from amounts received for the applicable mortgage loan. Countrywide will not charge interest or other fees with respect to any advances.

If Countrywide determines that an advance previously made with respect to a Countrywide Loan is not recoverable from amounts to be received for that loan or if all funds with respect to that loan have previously been remitted to the Trust, Countrywide will be entitled to be reimbursed for such advance from collections on other Countrywide Loans owned by the Trust.

*Foreclosure.* Countrywide will be required under the Countrywide Agreement to foreclose upon the mortgaged property related to each defaulted Countrywide Loan as to which no satisfactory arrangements can be made for collection of delinquent payments. Countrywide will not be permitted to foreclose upon a mortgaged property if it is aware of evidence of toxic waste or other environmental contamination on the mortgaged property, unless it has made certain determinations with respect to the mortgaged property as described in the Countrywide Agreement.

*Maintenance of Primary Mortgage, Hazard and Flood Insurance.* Countrywide will be required under the Countrywide Agreement to keep in full force and effect a primary mortgage insurance policy for each Countrywide Loan until the loan-to-value ratio has been reduced to a ratio for which Fannie Mae no longer requires such insurance to be maintained, unless state law provides that the mortgagor may elect to cancel.

Countrywide will also be required to maintain or cause to be maintained hazard insurance and, if applicable, flood insurance for each Countrywide Loan.

*Limitations on Countrywide's Liability.* See "Description of the Securities—Matters Regarding the Servicer and the Depositor" in the prospectus for a description of certain limitations on Countrywide's liability under the Countrywide Agreement.

*Back-up Servicing.* See "Description of the Securities—Events of Default Under the Governing Agreement and Rights Upon Events Of Default" in the prospectus for a description of the material terms under the Countrywide Agreement regarding Countrywide's replacement, resignation or transfer.

**Principal Prepayments and Compensating Interest**

*Distribution of Principal Prepayments*



On each Distribution Date, principal prepayments in full (**"Payoffs"**) and partial prepayments (**"Curtailments"**) collected on the mortgage loans are distributed to certificateholders. However, the timing of distribution of Payoffs differs with respect to the Countrywide Loans and the mortgage loans other than the Countrywide Loans. For the Countrywide Loans and for each Distribution Date, for purposes of determining distributions of principal on the certificates, the **"Principal Prepayment Amount"** is the sum of all Payoffs and Curtailments that were received during the prior calendar month, reduced (but not to less than zero) by the aggregate amount of negative amortization with respect to the mortgage loans during the prior calendar month. See the Free Writing Prospectus for a definition of **"Principal Prepayment Amount"** with respect to the mortgage loans other than the Countrywide Loans. For the Countrywide Loans and for each Distribution Date, the **"Available Distribution Amount"** equals the sum of the amounts described in the definition thereof in the Free Writing Prospectus, except that clause (1)(c) thereof reads as follows: "all Payoffs received after the Prepayment Period immediately preceding that Distribution Date (together with any interest payment received with those Payoffs)".

*Payment of Compensating Interest*

As a result of the delay in distributions of Payoffs and Curtailments to certificateholders, the interest collected on the mortgage loans is not sufficient to pay the full amount of interest accrued on the certificates. To reduce this interest shortfall, each of Countrywide and Washington Mutual Bank is required to pay compensating interest with respect to the mortgage loans it services. Below is a description of the compensating interest required to be paid by Countrywide under the Countrywide Agreement. See the Free Writing Prospectus for a description of the compensating interest required to be paid by Washington Mutual Bank under the Pooling Agreement (which differs from the amount of compensating interest required to be paid by Countrywide).

When a mortgagor makes a Payoff on a Countrywide Loan between Due Dates, the mortgagor pays interest on the Payoff only to the date of prepayment. Because the Payoff is not distributed to certificateholders until the Distribution Date in the next month, an interest shortfall results in the amount of thirty days of interest on the amount of the Payoff less the amount of interest actually paid by the mortgagor. When a mortgagor makes a Curtailment with respect to a Countrywide Loan, the mortgagor does not pay any interest on the Curtailment, and the principal balance of the mortgage loan is reduced by the amount of the Curtailment as of the Due Date in the calendar month of receipt, but the Curtailment is not distributed to certificateholders until the Distribution Date in the next month. This results in an interest shortfall in the amount of thirty days of interest on the amount of the Curtailment.

For each Distribution Date, Countrywide will be obligated under the Countrywide Agreement to remit to the custodial account compensating interest in an amount equal to the lesser of (a) any shortfall in interest collections with respect to Payoffs and Curtailments received in the prior calendar month and (b) the servicing fee payable to Countrywide.

To the extent that compensating interest is insufficient to cover the interest shortfall resulting from the timing of distributions of Payoffs and Curtailments, or to the extent that there is an interest shortfall resulting from the application of the Servicemembers Relief Act, that remaining shortfall will be allocated to the certificates pro rata according to the amount of interest to which each class of certificates would otherwise be entitled in reduction of that amount.



**WaMu Capital Corp.**
A Washington Mutual, Inc. Company